Exhibit 99.1

Cascades inc. 404, Marie-Victorin Blvd. Kingsey Falls, Québec, Canada J0A 1B0 Telephone : 819-363-5184 Fax : 819-363-5155 www.cascades.com
CASCADES INVESTS IN NEW TECHNOLOGY UNIQUE IN NORTH AMERICA
AND DEVELOPS ITS HIGH-END PRODUCT OFFERING
Kingsey Falls, March 4, 2011 — Cascades inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces an investment that could total more than $30 million and the start-up of a new technology at its Candiac tissue paper mill.
Cascades now becomes the only manufacturer in North America to have the Voith Atmos technology to produce a superior quality tissue paper with less recycled fibres. This new technological addition reflects Cascades’ commitment to respond to customers’ demand for higher quality products. It will allow Cascades to manufacture tissue products with fewer fibres, less energy, less water and fewer chemical products than in any other paper manufacturing process.
“Since its foundation, and well before it became in fashion, Cascades believed in sustainable development. That is why we have invested in a new “Tad equivalent” technology, which enables us to produce Premium and Ultra quality tissue paper, while being even more mindful of the environment”, stated Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group.
The Atmos technology provides a unique and innovative solution to manufacturing tissue paper with a lower environmental footprint. Already present in the green market with its Cascades Enviro® and North River® brands, Cascades Tissue Group, North America’s fourth largest manufacturer, is now able to develop its high-end tissue paper offering. With the Atmos technology, Cascades Tissue Group becomes the first to enter a new era in the production of tissue paper in North America. While other machines manufacture Ultra quality tissue paper with fibres that are mostly virgin, this “Tad equivalent” technology is able to manufacture tissue paper with a majority of recycled fibres.
This project, made possible with a financial contribution of $4.9 million by Investissement Québec, confirms Cascades’ commitment to maintain jobs in Québec while improving its competitiveness. In the coming weeks, Cascades Tissue Group will bring to market a new Ultra bathroom tissue to be added to the Cascades Enviro® line of tissue paper.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Source
Suzanne Blanchet
President and Chief Executive Officer
Cascades Tissue Group
Investors
Didier Filion
Director, Investor Relations
Cascades Inc.
514 282-2697
Media
Hubert Bolduc
Vice-President, Communications and Public Affairs
Cascades Inc.
514 912-3790